Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands, except ratio data)

(unaudited)

	For the year ended December 31,
	2009	2008	2007	2006	2005
	(A)
Net (loss) income attributable to common shareholders	$(18,770)	$10,630	$61,543	$73,456	$20,767
Discontinued operations	—	—	(30,533)	(3,694)	(3,066)
Income tax expense (benefit)	4,257	(1,316)	3,075	(277)	(1,979)
Noncontrolling interests	352	5,239	6,369	4,627	1,719
Equity in earnings of unconsolidated entities	—	—	(27)	(38,420)	(753)
Fixed charges	65,047	74,235	74,804	70,601	40,158
Amortization of capitalized interest	743	576	205	349	405
Distributions from unconsolidated entities	3	25	27	39,398	1,116
Capitalized interest	(703)	(3,525)	(4,171)	(2,589)	(1,178)

Earnings	$50,929	$85,864	$111,292	$143,451	$57,189

Fixed Charges
Interest	$36,961	$46,865	$44,911	$39,849	$21,811
Capitalized interest	703	3,525	4,171	2,589	1,178
Amort. of discounts and capitalized cost related to indebtness	995	1,348	1,378	2,559	2,540
Preference security dividends	26,388	22,497	24,344	25,604	14,629

Total fixed charges and preference security dividends	$65,047	$74,235	$74,804	$70,601	$40,158

Ratio of earnings to combined fixed charges and preferred share dividends	0.78	1.16	1.49	2.03	1.42

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2009 was approximately $14,118.